Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-47084

                                     November 19, 2001

PROSPECTUS SUPPLEMENT NO. 2
(to prospectus dated February 9, 2001)


                                 NCT GROUP, INC.

                  112,620,785 shares of Common Stock for resale
                             by Selling Stockholders

     This prospectus supplement No. 2 contains corrected pages S2-2, S2-3 and S2-4, replacing pages 7, 8 and 72, respectively, of the prospectus dated February 9, 2001. This prospectus supplement No. 2 also supersedes all of the information contained in prospectus supplement No. 1 dated November 7, 2001. This prospectus supplement No. 2 should be read in conjunction with the prospectus dated February 9, 2001, which is to be delivered with this supplement. This supplement is qualified by reference to the prospectus, except to the extent the information in this supplement supersedes the information contained in the prospectus.

     On August 29, 2000, we acquired all of the outstanding capital stock of Midcore Software, Inc., a provider of Internet infrastructure software for business networks, through a merger into NCT Midcore, Inc., a newly formed, wholly-owned subsidiary that we subsequently renamed Midcore Software, Inc. In this merger, we issued 13,913,355 restricted shares of our common stock based upon a 10-day volume-weighted average closing bid price of $0.34626 per share having an aggregate value of $4,817,638. Of these shares, 7,126,548 are included in this prospectus along with 2,863,894 shares due to a fill-up provision in the acquisition agreement based upon a recent closing bid price of $0.247, for a total of 9,990,442. In addition, the purchase consideration includes $1,725,000 to be paid by us in cash over 36 months based upon earned royalties, as defined in the merger agreement. If the total royalty has not been earned after 36 months, the recipients have the right to collect the remaining unpaid balance through the issuance of additional shares of our common stock based upon a 10-day volume-weighted average closing bid price at that time or in cash, at their election.

     On September 12, 2000, NCT Hearing granted an exclusive license to Pro Tech Communications, Inc. for rights to NCT technologies for use in lightweight cellular, multimedia and telephony headsets. In consideration for this license, NCT Hearing received approximately 23.4 million shares of Pro Tech's common stock, net of shares paid to an outside consultant, representing approximately 83% of Pro Tech's issued and outstanding common stock. Pro Tech sells high quality, lightweight headsets to high-profile users, including the NASA space program and McDonald's. Pro Tech's common stock currently trades under the symbol "PCTU" on the NASD's OTC Bulletin Board. As a condition precedent to the transaction, we arranged $1.5 million in equity financing for Pro Tech in the form of convertible preferred stock of Pro Tech which closed on September 29, as described below.

     On September 26, 2000, our Board of Directors approved an amendment to our Series G Convertible Preferred Stock to increase the maximum number of shares of our common stock that we may issue upon conversion of the Series G Preferred Stock from 10 million to 24 million. We considered this action to be in our best interests in preserving investor relationships. This prospectus includes
4,820,000 shares of common stock along with 602,000 shares of common stock for the cumulative dividend that we may issue upon the conversion of our Series G Preferred Stock.

     On September 27, 2000, we entered into a private equity credit agreement with Crammer Road LLC, pursuant to which we may issue our common stock to be sold by Crammer, and Crammer would retain a portion of the proceeds received. In conjunction with this transaction, we issued Crammer a warrant to purchase 250,000 shares of our common stock. NCT and Crammer have agreed to renegotiate certain provisions of the private equity credit agreement in the near future, but have not discussed proposed terms.





                                      S2-2

     On September 29, 2000, we entered into a Securities Purchase and Supplemental Exchange Rights Agreement with Pro Tech, Austost and Balmore and Zakeni Limited, collectively known as the Pro Tech Investors, to consummate the $1.5 million financing in connection with the sale of Pro Tech Series A Convertible Preferred Stock to the Pro Tech Investors. Under such agreement, the Pro Tech Investors may elect to exchange their Pro Tech Preferred Stock for shares of our common stock at the then lowest average of the average closing bid price for a share of our common stock for any consecutive five day period out of fifteen trading days preceding the date of such exchange, less a discount of 20%. This prospectus includes 7,500,000 shares of our common stock that the Pro Tech Investors may offer to sell if they elect to exchange their Pro Tech Preferred Shares for our common stock.

     On September 29, 2000, we and our subsidiary, DMC, signed separate agreements to license the use of our technology for $1.0 million each with Vidikron of America, Inc. The total amount of the license fees was $2.0 million, although we recognized only $1.0 million in revenue in accordance with generally accepted accounting principles.

     On October 23, 2000, our subsidiary, Midcore, executed a license agreement with Teltran International, Inc., known as Teltran, a provider of DSL broadband services, for the non-exclusive right to Midcore's technology. As consideration for such license, Teltran agreed to issue Midcore 2.8 million shares of Teltran common stock and a warrant to purchase 6.0 million shares of Teltran common stock for $0.125 per share as a non-refundable up-front license fee. Teltran agreed to register such issued common stock and the common stock underlying the warrant within eight months of the execution of the license agreement. Teltran is also required to pay an ongoing, per unit royalty, as defined in the license agreement.

     On October 26, 2000, we granted a warrant to Libra Finance S.A. to purchase 10,000,000 shares of common stock at an exercise price of $0.32 per share. Libra Finance S.A. is an affiliate of Austost and Balmore. We granted the warrant as consideration for advisory services with respect to our financings completed during the third quarter of 2000. Such shares are included in this prospectus. On October 25, 2001, we reduced the exercise price at which 5,000,000 of these 10,000,000 shares may be purchased from $0.32 to $0.08. On or about October 25, 2001, Libra exercised the warrant as to those 5,000,000 shares, paid us $400,000 and received 5,000,000 shares of our common stock. On November 14, 2001, we reduced the exercise price at which the remaining unexercised 5,000,000 of these 10,000,000 shares may be purchased from $0.32 to $0.08.

     In December 2000, the Board of Directors approved the issuance of up to 12,000,000 shares of our common stock to be used to settle certain of our obligations to trade creditors. In 2000 and 2001, we issued 4,171,098 shares of our common stock to pay current and prepay future amounts due to certain consultants and suppliers. These shares of our common stock are included in this prospectus.

     In December 2000, the Board of Directors ratified the stand down by the Directors and senior officers of the Company of the reserve requirement for all options and warrants outstanding previously granted to this group.

     On January 9, 2001, our recently formed subsidiary, NCT Networks, Inc., entered into a subscription agreement to issue convertible notes to accredited investors having a stated value of $5,040,000 in exchange for payment of $2.5 million in consideration that NCT Networks plans to use for working capital purposes. This prospectus includes 20,000,000 shares of common stock that we may be obligated to issue upon the exchange of the convertible notes pursuant to an exchange agreement with the investors.

     On January 23, 2001, NCT Networks entered into an agreement with Teltran to acquire all of the capital stock of Teltran's subsidiary, the Web Factory, Limited, a U.K. based company involved in Internet-based communications for small companies, and certain other assets. NCT Networks agreed to pay Teltran and its investors up to $350,000 in cash and up to 4,940,000 stated value in pounds sterling of NCT Networks' Series A Convertible Preferred Stock.





                                      S2-3

1996 annual meeting, approved an increase in the number of shares to 821,000 and made minor changes concerning the Directors' Plan's administration. We have reserved 821,000 shares of common stock for issuance upon the directors' exercise of their options. All of the shares are registered under the Securities Act. As of October 31, 2000, under the Directors' Plan, we had outstanding options to purchase 538,500 shares of common stock, all of which are currently exercisable.

     Other Investors' Warrants and Options

     As of October 31, 2000, we had reserved 378,984 additional shares of common stock for issuance upon the exercise of warrants and options; these warrants and options are not included in the above plans. We also have reserved 1,429,414 shares for issuance upon the exercise of warrants earlier granted to:

o an investor in an early 1997 private placement pursuant to Regulation S, which we call the "Investor Warrant",
o three placement agents in partial consideration for services rendered in connection with the 1997 and 1998 preferred stock placements described below,
o one financial consultant for services rendered in connection with another financing completed by NCT, and
o one consultant for services rendered in connection with our efforts to complete development and licensing agreements with a large European company.

     On July 19, 1999, Production Resource Group, or PRG, a provider of a promissory note, lease financing, installation and maintenance services to DMC, was granted a common stock warrant equal to, at PRG's election, either (1) the number of shares of the Company's common stock which may be purchased for an aggregate purchase price of $1,250,000 at the fair market value on July 19, 1999; or (2) the number of shares representing five percent of the fully paid non-assessable shares of common stock of DMC at the purchase price per share equal to either (x) if a DMC qualified sale (a sale in one transaction in which the aggregate sale proceeds to DMC equal or exceed $5,000,000) has closed on or before December 31, 1999, the purchase price per share of DMC common stock or security convertible into DMC common stock by seventy-five percent (75%) or (y) if a DMC qualified sale has not closed on or before December 31, 1999, at an aggregate price of $1,250,000. The closing bid price on July 19, 1999 was $0.1875. As such, we have reserved 6,666,667 shares of common stock for the PRG warrant.

     In June 2000, we issued warrants for 300,000 shares of common stock to the holder of an $0.8 million promissory note issued by NCT and DMC in June 2000. The 300,000 shares of common stock that we may issue under this warrant are included in this prospectus.

     In September 2000, in conjunction with the execution of a private equity credit agreement, we issued the investor a warrant for 250,000 shares of NCT common stock.

     In October 2000, we issued warrants for 10 million shares of common stock to Libra Finance S.A. which served as placement agent for some of our recent financing transactions. Such 10 million shares of common stock are included under this registration statement and prospectus.






                                      S2-4

                ________________________________________________

   This investment involves a High Degree of Risk. You should purchase shares only after carefully considering the risks described in the "RISK FACTORS" section beginning on Page 13 of the prospectus. Neither the Securities and
    Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined that this prospectus is accurate or complete.
            Any representation to the contrary is a criminal offense.
                ________________________________________________

          The date of this prospectus supplement is November 19, 2001.






                                      S2-5